Section 6 - Code of Ethics

This Code of Ethics (the “Code”) is a joint Code for RiverNorth Capital Management, LLC (the “Adviser”), RiverNorth Funds (the “RiverNorth Funds”) and any subsequent funds advised by the Adviser. It reflects the requirements of Section 204A of the Investment Advisers Act of 1940, Rule 204A-1 under that Act, and Rule 17j-1 under the Investment Company Act of 1940. The Adviser and the RiverNorth Funds are often referred to collectively as “RiverNorth”. Access Persons (as defined by the Investment Company Act) of other funds advised or subadvised by the Adviser may be subject to other codes of ethics as well.

I.	Standards of Conduct and Fiduciary Duty

The Adviser has a fiduciary duty to its investment advisory clients. That duty requires each Employee to act solely for the benefit of Adviser’s clients. The conduct of the Adviser and its Employees must recognize that the clients’ interests always have priority over those of the Adviser and its Employees (including with respect to any Employee’s personal trading activity) and is based upon fundamental principles of openness, integrity, honesty and trust.

Each Employee is expected to adhere, not only to the Federal Securities Laws (as defined herein), but also to the highest standard of professional and ethical conduct and should be sensitive to situations that may give rise to an actual conflict AND the appearance of a conflict with the Adviser’s clients’ interests. Such conflicts could also have the potential to cause damage to the Adviser’s reputation. Each Employee is also required to comply with all applicable Federal Securities Laws. Each Employee must exercise reasonable care and professional judgment to avoid actions that could put the image or reputation of the Adviser at risk.

This Code sets forth the policy regarding Employee conduct in those situations in which conflicts with our clients’ interests are most likely to be present or develop. The Code does not attempt to identify all possible conflicts of interest, and literal compliance with the Code will not shield the Employee from sanctions for personal trading or other conduct that violates a fiduciary duty to clients. It is expected that Employees will embrace and comply with both the letter and the spirit of the Code.

Adherence to the Code is a basic condition of employment. If an Employee has any doubt as to the appropriateness of any activity, believes that he or she has violated the Code, or becomes aware of a violation of the Code by another Employee, or the Employee has become subject to any legal action that may impact their ability to fulfill their duties as an Employees of a registered investment adviser, the Employee is obligated to bring these matters to the attention of the Chief Compliance Officer (“CCO”) or any member of the Compliance Group, as defined herein.

II.	Definitions

“Access Person” means any person who is either an Adviser Access Person or a Fund Access Person.

“Adviser Access Person” means any Employee or any other person identified by the CCO as an Adviser Access Person. The CCO shall designate as an Adviser Access Person any supervised person who (i) has access to non-public information regarding any purchase or sale of securities for an Adviser client, or non-public information regarding the portfolio holdings of any Reportable Fund, or (ii) is involved in making securities recommendations to Adviser clients, or who has access to such recommendations that are non-public. Since providing investment advice is the Adviser’s primary business, all of the Adviser’s members (other than passive investors), officers and employees are presumed to be Adviser Access Persons.

“Active Consideration” means the period of time during which an Adviser portfolio manager has a pending order or is considering the purchase or sale of a security for any client account.

“Adviser” means RiverNorth Capital Management, LLC.

“Advisers Act” means the Investment Advisers Act of 1940, as amended, and rules promulgated thereunder.

“Automatic Investment Plan” means a program, including a dividend reinvestment program, in which regular periodic purchases or withdrawals are made automatically in or from investment accounts in accordance with a predetermined schedule and allocation, including automatic rebalances.

“Beneficial Ownership” means that a person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in a security. A “pecuniary interest” in a security means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in such security. An Employee is presumed to have beneficial ownership in the following: (i) securities owned by an Employee in his or her name; (ii) securities owned by an individual Employee indirectly through an account or investment vehicle for his or her benefit, such as an IRA, family trust, or family partnership; (iii) securities owned in which the Employee has a joint ownership interest, such as a joint brokerage account; (iv) securities in which a member of the Employee’s immediate family (currently defined as one’s spouse, domestic partner, minor children, adult children living at home, other dependent relatives and other adult relatives sharing living arrangements) has a direct, indirect or joint ownership interest if the immediate family member resides in the same household as the Employee; (v) securities owned by a trust, private foundation or other charitable accounts in which the Employee (or a member of the Employee’s immediate family) has both a pecuniary interest and investment discretion and (vi) securities owned by an Investment Club in which the Employee or Employee’s immediate family members are participants.. This definition shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, the text of which is attached as Exhibit A to the Code.

“Blackout Period” means a period during which an Access Person is prohibited from engaging in a Personal Securities Transaction in a particular security because (i) a transaction in the same security is pending or anticipated for client accounts; or (ii) a transaction for client accounts is under Active Consideration by a portfolio manager of the Adviser.

“CCO” means the Chief Compliance Officer of the Adviser. The CCO may also mean any person designated as the Chief Compliance Officer of any Fund.

“Compliance Group” means the Adviser’s compliance personnel charged with overseeing the Adviser’s compliance policies and procedures. The Compliance Group is comprised of the Chief Compliance Officer and such other persons as may be designated by the Chief Compliance Officer from time to time. A list of the current Compliance Group members is attached as Exhibit B to the Code.

“Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

“Cryptocurrency” means a decentralized digital currency which takes the form of tokens or coins, such as Bitcoin, Litecoin, Ethereum. Cryptocurrencies, own their own, are considered currency and not a security.

“Employee” means an employee of the Adviser, a member of the Adviser (other than passive investors who are not employed by the Adviser in another capacity), and any temporary employee or independent contractor of the Adviser who is contracted to work onsite in the offices of the Adviser for more than seven (7) consecutive days (unless steps are taken to prevent such person from gaining access to proprietary or trading information related to the Adviser of its clients). All Employees are deemed to be Access Persons.

“ETF” means an exchange traded fund, whether organized as an open-end fund or a unit investment trust.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exempt Transactions” means transactions in securities that are exempt from the pre-clearance and/or the reporting requirements of this Code. Refer to Exhibit C for a list of security types that fall into this category.

“Federal Securities Laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the SEC under any of these statutes, the Bank Secrecy Act as it applies to Funds and investment advisers, any rules adopted thereunder by the SEC or the Department of the Treasury or the Dodd-Frank Wall Street Reform and Consumer Protection Act to the extent and as it pertains to investments advisers and investment companies.

“Frequent Trading” means the frequent trading in shares of an open-end fund in violation of the fund’s prospectus and/or trading policies, including any trading designed to exploit perceived inefficiencies in the prices of Fund shares.

“Front Running” means engaging in a Personal Securities Transaction in advance of a transaction in the same security for a client’s account.

“Fund” means an investment company registered under the Investment Company Act of 1940.

“Fund Access Person” means any trustee or officer of a Fund managed by the Adviser who is not also an Adviser Access Person.

“Independent Trustee/Director” means a trustee or director of a Fund who is not an “interested person” of the Fund within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

“Initial Public Offering” or “IPO” means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934.

“Initial Coin Offering” or “ICO” is the equivalent of an IPO for an offering of cryptocurrency.

“Insider Trading” is not defined in the Federal Securities Laws, but generally refers to the buying or selling a security, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of Material, Non-Public Information about the security.

“Investment Company Act” means the Investment Company Act of 1940, as amended and the rules promulgated thereunder.

“Late Trading” means the illegal practice of pricing a purchase or redemption order for shares of an open-end Fund with the current day share price even though the order is received after the pricing time established in the Fund’s prospectus. Late trading often involves a coordinated effort by the investor and a broker or service provider for the Fund.

“Limited Offering” means an offering (e.g., limited partnership) that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act of 1933.

“Material, Non-Public Information” or “MNPI” means information for which there is substantial likelihood that a reasonable investor would consider important in making an investment decision, or is reasonably certain to have an effect on the price of the issuer’s security, but which has not been made available to the public, has not been disseminated broadly to the marketplace, or has not had sufficient time post-dissemination for the marketplace to react to the information.

“My Compliance Office” or “MCO” means Compliance software used to facilitate requirements of the Code.

“Organizations” means entities, and the individuals that work for them, that provide services, or seek to provide services, to individual clients through the Adviser’s relationship with the client. Examples include brokers, consultants, companies that the Adviser researches for possible investment, and companies in which the Adviser invests for client accounts.

“Personal Securities Transaction” means a Reportable Transaction in which an Access Person has Beneficial Ownership in the security.

“Reportable Account” means investment accounts in which Reportable Securities are held.

“Reportable Fund” means any Fund: (i) for which the Adviser serves as the investment adviser or sub-adviser; or (ii) whose investment adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with the Adviser. For purposes of this Code, aa list of the Reportable Funds are attached in Exhibit D.

“Reportable Security” means a Security, except that it does not include any of the following: (i) direct obligations of the government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market Funds; (iv) shares issued by unit investment trusts that are invested exclusively in one or more open-end Funds, none of which are Reportable Funds. The definition of “Reportable Security” also excludes securities held through certain qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code of 1986 (“529 Plans”), provided the Adviser or a control affiliate does not manage, distribute, market or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan. However, ETFs and mutual funds are included in the definition of “Reportable Security” whether held directly with the issuer or its transfer agent or in a brokerage account.

“Reportable Transaction” means a transaction by an Access Person in a Reportable Security.

“Rumor” means a statement not based on verified information. An expression of opinion is not a Rumor.

“Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, reorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any, security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Trading Day” means any day on which the New York Stock Exchange is open for regular, unrestricted trading.

Terms not defined above or in this Code have the meaning set forth in the Advisers Act. If terms are ambiguous to any person potentially covered by the Code, it is suggested that the Employee contact the Chief Compliance Officer or a member of the Compliance Group for clarification before engaging in any conduct or activity that may be covered under the Code.

III.	Policy on Personal Securities Transactions

Each Access Person must comply with the following policies for all of his or her Personal Securities Transactions.

A.	Initial Offerings

Initial Public Offerings (IPO)

An Adviser Access Person may not participate in an initial public offering without prior approval and unless the IPO falls into one of the following categories:

1.	An IPO of securities of a mutual insurance company as a result of the Adviser Access Person’s ownership of an insurance policy; or

2.	An IPO of securities of a spinoff company as a result of the Adviser Access Person’s ownership of shares of the company that spins off the issuer of the IPO.

3.	An IPO of securities of a closed-end fund to which the Adviser serves as investment adviser or sub-adviser.

An Access Person must obtain prior clearance from the CCO when acquiring Beneficial Ownership in securities of an IPO that are subject to either of the three exceptions set forth above. If an Access Person believes participation in an IPO may be appropriate, for example, in situations similar to the three situations identified above, but not covered by those two situations, the Access Person may submit a written request for approval, and the CCO may grant approval if the investment is deemed acceptable.

Initial Coin Offerings (ICO)

An Adviser Access Person may not participate in an initial coin offering.

B.	Limited Offerings

An Adviser Access Person may purchase or sell securities in a Limited Offering only with the prior written approval from a member of the Compliance Group. Limited Offerings include investments in private funds managed by the Adviser. The Compliance Group member shall consider the following factors in determining whether to approve a transaction in a Limited Offering:

1.	Whether the investment opportunity should be reserved for clients;

2.	Whether the Access Person is being offered the investment opportunity due to his or her employment with the Adviser; and

3.	Any other relevant factors (e.g., whether the Adviser has any business dealings with the issuer, general partner, or any of the individuals named in the offering documents, or if the Access Person has knowledge of an impending IPO by the issuer).

The Compliance Group member may approve a single transaction in a Limited Offering or additional investments in previously-approved Limited Offerings (such as subsequent investments in the same limited partnership). The approval may be subject to limitations, including timing of investments, number of investments, or amount of investments. Additionally, Adviser Access Persons should seek approval for transactions in Limited Offerings as far in advance as possible.

C.	Frequent Trading (Open-End Funds)

Frequent Trading can harm shareholders in various ways, including reducing the returns to long-term shareholders by increasing costs to the fund and disrupting portfolio management strategies. Access Persons are required to comply with the policies of any open-end funds in which they invest regarding purchases, redemptions and exchanges, and are prohibited from engaging in Frequent Trading in open-end funds which indicate in their prospectus or statement of additional information that the funds prohibit or restrict Frequent Trading.

D.	Late Trading (Open-End Funds)

Late Trading is prohibited by law and, with respect to Reportable Funds, may represent a violation of fiduciary duty. This Code prohibits Access Persons from engaging in or facilitating Late Trading in shares of any open-end Fund.

E.	Short-Term Trading (All Securities)

The Adviser considers short-term trading problematic because it (1) may interfere with the Adviser Access Person’s duties, obligations or loyalties to the Adviser or the Adviser’s clients; (2) may be indicative of using Material, Non-Public Information, or (3) may be in violation of applicable laws, rules and regulations or the Adviser’s or issuer’s policies and procedures.

Accordingly, all Adviser Access Persons are required to hold securities for a minimum of ninety (90) calendar days, to avoid short-term trading practices. The Compliance Group may approve exceptions to the ninety (90) calendar day holding period in certain limited circumstances, for instance to reduce the level of investment losses to the Adviser Access Person if the security has significantly decreased in value. The ninety (90) calendar day hold period does not apply to transactions resulting from certain corporate actions or assets attributable to an Automatic Investment Plan.

The Compliance Group may impose restrictions on Personal Securities Transactions, or deny a request for prior approval of Personal Securities Transactions, if it believes that the transactions may interfere with the Adviser Access Person’s duties, obligations or loyalties to the Adviser or the Adviser’s clients, impose undue burden on the Adviser, or may otherwise be contrary to the interests of the Adviser or the Adviser’s clients.

F.	Options Trading

Adviser Access Persons are permitted to invest in options. All personal securities transactions involving options must be pre-approved through MCO and are subject to the mandatory ninety (90) calendar day holding period detailed in Section III.E. (unless the strike date of the option is less than ninety (90) calendar days). Access Persons may not take an options position opposite of any options holding in the Adviser’s or a client’s accounts (same underlying security, same strike price, and same expiration).

G.	Closed-End Funds, Business Development Companies (BDCs) and Special Purpose Acquisition Companies (SPACs)

Because of the Adviser’s expertise and access to analytic information regarding the closed-end fund markets, business development companies and special purpose acquisition companies, direct investments in these vehicles (excluding those managed by the Adviser) is prohibited. Trading in closed-end funds managed by the Adviser is permitted but limited to a percentage of the average daily trading volume as determined by the Compliance Group and then subject to pre-clearance by the Compliance Group.

H.	Marketplace Loans and Related Securities

Because of the Adviser’s expertise and access to analytic and platform-proprietary information regarding marketplace loans, direct investments in marketplace loans, including investments in the platforms themselves is prohibited. Adviser Access Persons are also prohibited from borrowing with any current platform(s) utilized by strategies managed by RiverNorth. Currently, the only prohibited platform is Square Capital LLC.

I.	Blackout Period

To avoid Front Running or other conflict of interest with client accounts, or the appearance of Front Running or a conflict of interest with client accounts, no Access Person may engage in a Personal Securities Transaction in a Reportable Fund that is in a Blackout Period.

Requests for a waiver of the Blackout Period will be considered by a member of the Compliance Group on a case-by-case basis. Factors that may be considered include, but are not limited to, the size of the proposed Personal Securities Transaction in relation to average daily trading volumes, whether transactions for client accounts have been completed, and whether the proposed Personal Securities Transaction is directionally aligned or opposed to transactions for client accounts.

J.	De Minimis Exception

Purchases or sales in an amount of less than $50,000 within a thirty (30) calendar day period in a Reportable Security of an issuer that is a component security in the Standard & Poor’s 500 Index are exempt from the prohibitions with respect to whether the Adviser is trading the same or equivalent security for the accounts of its clients under this Code, and are exempt from the prohibitive sections of the Code.

Purchases or sales of broad-based index open-ended exchange traded funds (ETFs) with either a market capitalization exceeding $1 billion OR an average daily trading volume exceeding 1 million shares (measured over a ninety (90) calendar day period) are exempt from the prohibitive sections of the Code.

However, it should be noted that trades falling within these de minimis exceptions must be submitted for approval and reported in My Compliance Office pursuant to the applicable requirements of the Code and are subject to the mandatory ninety (90) calendar day holding period detailed in Section III.E.

K.	Prior Approval Required

Access Persons must obtain prior approval for all Personal Securities Transactions (other than Personal Securities Transactions in securities set forth below in Section V.C., Administration of the Code of Ethics).

L.	Disgorgement of Profits

If, within any ten (10) calendar day period, an Adviser Access Person transacts in a security in a more advantageous manner than a Client account, the Chief Compliance Officer may require disgorgement of the profits realized vis-à-vis the Client account.

Each Adviser Access Person is responsible for ensuring that his or her Personal Securities Transactions for which he or she requests prior approval will not violate the Adviser’s policies or applicable Federal Securities Laws.

IV.	Reporting and Certification Requirements

Each Adviser Access Person must comply with the following reporting and certification requirements:

A.	Initial Holdings Report

Each new Adviser Access Person is required to complete and submit an Initial Holdings Report to the CCO or his designee within ten (10) calendar days of becoming an Access Person. The new Access Person must disclose all the security holdings in which he or she may have a Beneficial Interest, including in all Reportable Accounts holding Reportable Securities, including Limited Offerings and Reportable Funds. The new Access Person must also disclose all brokerage accounts and all other accounts in which he or she has a Beneficial Interest that hold Reportable Securities at that time (including IRA accounts and custodial accounts), even if the only securities held in such accounts are Reportable Funds. Personal Securities Transactions are prohibited until the Initial Holdings Report is filed.

The Initial Holdings Report must be current as of a date no more than forty-five (45) calendar days prior to the date the person becomes an Adviser Access Person. The Initial Holdings Report must contain the following information:

1.	The title and type of security, and as applicable the exchange ticker or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership when the person became an Access Person;

2.	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit as of the date the person became an Access Person;

3.	The number and title of each account in which the Access Person has any direct or indirect Beneficial Ownership; and

4.	The date the Access Person submits the Initial Holdings Report.

In addition, an Access Person must notify the Compliance Group within ten (10) calendar days of the opening of a new investment or brokerage account in which the Access Person has a Beneficial Interest.

B.	Duplicate Confirmations

Access Persons may maintain accounts with any broker or brokers of their choosing, but are strongly encouraged to utilize a broker from list of preferred brokers maintained by the Compliance Group. In certain instances, the Compliance Group may require Access Persons to move accounts from existing brokers to a preferred broker. Access Persons must instruct their brokers to send duplicate confirmations for their Reportable Transactions to the CCO. Duplicate confirmations are used to reconcile the Quarterly Transaction Reports submitted by each Access Person. The CCO can provide sample letters requesting duplicate confirmations. Alternatively, a feed of certain data direct from your broker may be acceptable to the Compliance Group.

C.	Initial Conflicts of Interest Questionnaire

Each new Adviser Access Person is required to complete and submit an Initial Conflicts of Interest Questionnaire to the CCO or designee within ten (10) calendar days of becoming an Adviser Access Person. The CCO may request additional details based upon the information furnished by the Adviser Access Person.

D.	Quarterly Transaction Report

Each Adviser Access Person must complete and submit a Quarterly Transaction Report to the CCO or designee within thirty (30) calendar days following the close of the quarter, even if there were no transactions in Reportable Securities during the reporting period. Such reports may be completed using MCO.

The Quarterly Transaction Report must contain the following information:

1.	With respect to any Personal Securities Transaction:

a.	The date of the transaction, the title of the security, and as applicable the exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and principal amount of each Reportable Security involved;

b.	The nature of the transaction (i.e., purchase, sale, gift or any other type of acquisition or disposition);

c.	The price of the security at which the transaction was effected;

d.	The name of the broker, dealer or bank with or through which the transaction was effected.

2.	Any additions (including the date the account was established), deletions or changes to the securities account information previously provided by the Access Person that are necessary to bring it up to date.

3.	The date the Adviser Access Person submits the Quarterly Transaction Report.

Transactions effected through an Automatic Investment Plan do not need to be reported on a Quarterly Transaction Report, unless the transaction(s) overrides the pre-set schedule or allocations of the Automatic Investment Plan, in which case the transaction(s) must be reported.

E.	Annual Holdings Report

Each Adviser Access Person is required to complete and submit an Annual Holdings Report to the CCO or designee within thirty (30) calendar days following the close of the calendar year. Such reports may be completed using MCO.

The Annual Holdings Report must be current as of a date no more than forty-five (45) calendar days prior to the date the report is submitted and contain the following information:

1.	The title and type of security, and as applicable the exchange ticker or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;

2.	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit;

3.	The number and title of each account in which the Access Person has any direct or indirect Beneficial Ownership; and

4.	The date the Access Person submits the Annual Holdings Report.

F.	Annual Certifications

Each Adviser Access Person is required to certify annually that he or she has received, read, and understands the Code, including any amendments thereto, recognizes that he or she is subject to the Code and will continue to comply with all requirements set forth in the Code. In addition, each Adviser Access Person is required to certify annually that he or she has disclosed or reported all Reportable Transactions. Certifications may be requested of Adviser Access Persons, and may be submitted by Adviser Access Persons, manually or electronically.

The Adviser will provide each Access Person with a copy of the Code, and any amendments thereto.

G.	Annual Conflicts of Interest Questionnaire

Each Adviser Access Person is required to complete and submit an Annual Conflicts of Interest Questionnaire. The CCO reviews the information furnished on the Questionnaire and may request additional details based upon the information furnished by the Adviser Access Person.

H.	Independent Trustees/Directors

An Independent Trustee/Director does not need to provide the following reports or certifications: Initial or Annual Holdings Reports, Duplicate Confirmations, or Initial or Annual Conflict of Interest Questionnaire. An Independent Trustee/Director need not file Quarterly Transaction Reports, unless the Independent Trustee/Director knew or, in the ordinary course of fulfilling his or her official duties as an Independent Trustee/Director, should have known that during the fifteen (15) calendar day period immediately before or after the Independent Trustee’s/Director’s transaction in a Reportable Security, a Fund purchased or sold the Reportable Security, or the Adviser considered purchasing or selling the Reportable Security.

V.	Administration of the Code of Ethics

A.	Prior Approval Requirements and Procedures

Access Persons must obtain prior approval for Personal Securities Transactions in certain Reportable Securities in accordance with these procedures. It is encouraged that all Access Persons seek prior approval for all Personal Securities Transactions through MCO, although alternative approval, including written or verbal approval, may be granted. In the case of verbal approval, the Compliance Group will document the reasons written approval was not possible.

Unless the CCO permits or requests a different form, the request must contain the following information:

1.	The name of the security;

2.	The exchange ticker or CUSIP number;

3.	Whether the transaction is a purchase or sale;

4.	The quantity of shares or principal amount; and

5.	The account or broker or dealer where the transaction will take place.

The Adviser Access Person will receive a response from a member of the Compliance Group or MCO. If prior approval is granted, the Adviser Access Person must execute his or her Personal Securities Transaction no later than the close of business on the same Trading Day. Approval expires at the end of the day. If the Adviser Access Person receives prior approval for a Personal Securities Transaction and places a limit order with his or her broker, that limit order must either execute or expire no later than the close of business on the Trading Day.

If the Personal Securities Transaction is not executed within the specified timeframe, the Adviser Access Person must re-submit his or her prior approval request if he or she still desires to execute the Personal Securities Transaction.

An Adviser Access Person is prohibited from engaging in a Personal Securities Transaction in advance of receiving written approval, even if he or she expects that approval will be forthcoming.

Investments in IPOs and Limited Offerings are governed by Section III of the Code, not the requirements of this section of the Code.

Note – transactions in retirement accounts of an Adviser Access Person’s immediate family member that can only invest in unaffiliated mutual funds do not require pre-approval or entry in MCO, although periodic reporting may be required and an Access Person may need to periodically certify that the account can only hold unaffiliated mutual funds.

B.	Some Reasons for Denial of Prior Approval

Access Persons are reminded that engaging in Personal Securities Transactions in Reportable Securities is a privilege and not a right.

Although this list is not meant to be exhaustive, an Access Person will be denied prior approval of a Personal Securities Transaction if the security is subject to a Blackout Period. Approval can also be denied if: the CCO or any member of the Compliance Group believes that the Access Person’s pattern of trading is inconsistent with the spirit of the Code regardless of whether it meets the letter of the Code; if a Reportable Security was the subject of a newly-issued or changed outlook of the Adviser within five (5) business days prior to the request; or to avoid a conflict, or the appearance of a conflict, with the interests of the Adviser’s clients. Approvals are denied without prejudice, so an Access Person can resubmit his or her request for prior approval for reconsideration at any time.

C.	Managed Account Exemption

Transactions in accounts holding Reportable Securities in which an Access Person has Beneficial Ownership but over which the Adviser Access Person and his or her family members have no direct or indirect influence or control may be exempted from the definition of Reportable Transactions.

An example of an eligible managed account would be an account managed by an independent investment professional that neither consults with nor accepts guidance from the account owner on specific securities transactions prior to execution.

Exemption of a managed account from the prior approval and reporting requirements of this Code must be requested in writing by the Adviser Access Person to the CCO.

Adiser Access Persons are required to submit a quarterly affirmation certifying they did not suggest or direct any transactions or allocations in managed accounts.

D.	Written Report to Funds Board

No less frequently than annually, the Adviser must furnish to the Board of the Funds and the Board must consider, a written report that:

1.	Describes any issues arising under this Code or procedures since the last report to the Board, including but not limited to information about violations of the Code or procedures or sanctions imposed in response to the violations;

2.	Discusses whether any significant conflicts of interest arose during the reporting period, even if the conflicts have not resulted in a violation of the Code;

3.	Discusses any waivers that might be considered important by the Board that were granted during the reporting period; and

4.	Certifies that the Funds and the Adviser have adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

VI.	Duty of Confidentiality

Confidentiality is a cornerstone of the Adviser’s fiduciary obligation to its clients. Access Persons owe a duty of confidentiality to both the Adviser and its clients. Information acquired in the course of employment by the Adviser, including but not limited to information regarding actual or contemplated investment decisions, securities under Active Consideration, portfolio composition, client interests, non-public client information, research, research recommendations, Adviser activities, finances, employees, general business and operation plans and new business initiatives is confidential.

Access Persons must not discuss client business (e.g., strategy, holdings, assets under management, etc.), including the existence of a client relationship, with outsiders except as necessary to perform his or her job responsibilities.

In addition, Access Persons should be familiar with the Funds’ Policies and Procedures Regarding Selective Disclosure of Portfolio Holdings, which addresses the requirements for disclosure of the Funds’ portfolio holdings to ensure equality of dissemination.

VII.	Outside Affiliations

The Adviser recognizes that anAdviser Access Person has outside affiliations to which he or she dedicates personal time. An employee seeking approval of outside employment or other business or investment-related activities shall provide the following information to RiverNorth’s CCO:

(1) the name and address of the outside business organization;

(2) a description of the business or the organization;

(3) compensation, if any, to be received;

(4) a description of the activities to be performed; and

(5) the amount of time per month that will be spent on the outside activity.

Records of requests for approval, along with the reasons such requests were granted or denied, are maintained by the CCO or designee. In situations where a RiverNorth employee has been granted permission to engage in outside activities within the investment management industry, that employee must still:

• Treat any information learned as a result of his or her RiverNorth duties as proprietary and confidential; and

• Comply in all respects with RiverNorth compliance procedures and applicable codes of ethics, including, without limitation, providing to RiverNorth all necessary transactions and holdings reports.

• Disclose if the outside business activity is related to a client of the firm.

A.	Directorships

An Adviser Access Person who wishes to serve on the Board of Directors of any organization must first obtain approval from the CCO, or another member of the Compliance Group, prior to accepting the position. The Compliance Group will determine if a new Adviser Access Person can continue to serve as a director of an organization if he or she is already in that position prior to joining the Adviser. In either case, approval will be granted only if the Compliance Group determines that the activity does not present a significant conflict of interest with the Adviser or the Adviser’s clients. If the Adviser Access Person has a financial interest in the organization, it may be classified as a private placement; in which case he or she may be subject to additional reporting and disclosure requirements.

The above restrictions and procedures for approval do not apply to unpaid service with a charitable or non-profit organization.

These disclosures are required on the Initial Conflicts of Interest and annually thereafter on the Annual Conflicts of Interest Questionnaire available through MCO.

VIII.	Oversight of the Code of Ethics

A.	Compliance Group

The Compliance Group, led by the CCO, is responsible for monitoring and oversight of this Code.

B.	Responsibilities of Each Employee

It is expected that Employees will embrace and comply with both the letter and spirit of the Code and to uphold its fiduciary obligations.

Adherence to the Code is a basic condition of employment. If an Employee has any doubt as to the appropriateness of any activity, believes that he or she has violated the Code, or becomes aware of a violation of the Code by another Employee, the Employee is obligated to bring these matters to the attention of the Compliance Group.

C.	Enforcement of the Code

Potential violations of the Code will be investigated and considered by the Compliance Group and/or Management of the Adviser.

Violations of the Code’s provisions are taken seriously and may result in sanctions or other consequences, including but not limited to the following:

1.	A warning;

2.	A reversal of a Personal Securities Transaction;

3.	Disgorgement of profits from the Personal Securities Transaction;

4.	A limitation or restriction on engaging in Personal Securities Transactions;

5.	A monetary fine;

6.	Termination of employment; and

7.	Referral to civil or criminal authorities.

As described above in Section V, Administration of the Code of Ethics, violations are reported to the Boards of the Funds no less frequently than annually.

Any questions about the Code of Ethics or the existence of a conflict of interest, or the appearance of a conflict of interest, should be brought to the attention of the CCO or other member of the Compliance Group.

Exhibit A - Text of Rule 16a-1(a)(2) of the Securities Exchange Act of 1934

Rule 16a-1(a)(2) Other than for purposes of determining whether a person is a beneficial owner of more than ten percent of any class of equity securities registered under Section 12 of the Act, the term beneficial owner shall mean any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the equity securities, subject to the following:

(i) The term pecuniary interest in any class of equity securities shall mean the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the subject securities.

(ii) The term indirect pecuniary interest in any class of equity securities shall include, but not be limited to:

(A) Securities held by members of a person’s immediate family sharing the same household; provided, however, that the presumption of such beneficial ownership may be rebutted; see also § 240.16a-1(a)(4) ;

(B) A general partner’s proportionate interest in the portfolio securities held by a general or limited partnership. The general partner’s proportionate interest, as evidenced by the partnership agreement in effect at the time of the transaction and the partnership’s most recent financial statements, shall be the greater of:

(1) The general partner’s share of the partnership’s profits, including profits attributed to any limited partnership interests held by the general partner and any other interests in profits that arise from the purchase and sale of the partnership’s portfolio securities; or

(2) The general partner’s share of the partnership capital account, including the share attributable to any limited partnership interest held by the general partner.

(C) A performance-related fee, other than an asset-based fee, received by any broker, dealer, bank, insurance company, investment company, investment adviser, investment manager, trustee or person or entity performing a similar function; provided, however, that no pecuniary interest shall be present where:

(1) The performance-related fee, regardless of when payable, is calculated based upon net capital gains and/or net capital appreciation generated from the portfolio or from the fiduciary’s overall performance over a period of one year or more; and

(2) Equity securities of the issuer do not account for more than ten percent of the market value of the portfolio. A right to a nonperformance-related fee alone shall not represent a pecuniary interest in the securities;

(D) A person’s right to dividends that is separated or separable from the underlying securities. Otherwise, a right to dividends alone shall not represent a pecuniary interest in the securities;

(E) A person’s interest in securities held by a trust, as specified in § 240.16a-8(b); and

(F) A person’s right to acquire equity securities through the exercise or conversion of any derivative security, whether or not presently exercisable.

(iii) A shareholder shall not be deemed to have a pecuniary interest in the portfolio securities held by a corporation or similar entity in which the person owns securities if the shareholder is not a controlling shareholder of the entity and does not have or share investment control over the entity’s portfolio.

Exhibit B - Members of Compliance Group

Marc Collins, Chief Compliance Officer

Erin Heitman, Compliance Manager

Jon Mohrhardt

Melissa Hale

Exhibit C - Exempt Transactions

The following transactions shall be exempt from the pre-clearance requirements and other provisions of this Code of Ethics, but the reporting and disclosure requirements of the Code shall apply:

A.	Non-discretionary Transactions

Purchases or sales effected in any account over which an Access Person has no direct or indirect influence or control, or in any account of the Access Person which is managed on a discretionary basis by a person: (a) unrelated to the Access Person; (b) whom the Access Person does not, in fact, influence or control; and (c) with whom the Access Person does not confer or otherwise participate in connection with the purchase and sale of securities in the account.

Note: Any registered investment adviser retained by an Access Person shall be pre-approved by the Chief Compliance Officer before the Access Person may rely upon this exemption. For this purpose, transactions effected under a power of attorney or a brokerage account agreement are not eligible for this exemption unless they contain an express delegation of investment discretion.

B.	Non-volitional Transactions

Purchases or sales that are non-volitional on the part of the Access Person, including mergers, recapitalizations or similar transactions. Non-volitional transactions also include gifts of a Reportable Security to an Access Person over which the Access Person has no control of the timing.

C.	Automatic Investment Plans

A program in which regular periodic purchases or sales are made automatically in or from investment accounts in accordance with a predetermined schedule and allocation, including an issuer’s automatic dividend reinvestment plan, including rebalance transaction in such plans.

D.	Rights Issuances

Purchases effected upon the exercise of rights issued by the issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

Exhibit D - List of Funds

RiverNorth Core Opportunity Fund

RiverNorth/DoubleLine Strategic Income Fund

RiverNorth/Oaktree High Income Fund

RiverNorth Opportunities Fund, Inc.

RiverNorth Capital and Income Fund, Inc.

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.

RiverNorth Opportunistic Municipal Income Fund, Inc.

RiverNorth Managed Duration Municipal Income Fund, Inc.

RiverNorth Flexible Municipal Income Fund, Inc.

RiverNorth Flexible Municipal Income Fund II, Inc.

RiverNorth Managed Duration Municipal Income Fund II, Inc.

Sub-Advised Funds

First Trust Alternative Opportunity Fund

RiverNorth Patriot ETF

RiverNorth Enhanced Pre-Merger SPAC ETF

Revised	11/1/2013
12/5/2013
2/28/2014
11/7/2014
1/5/2016
8/1/2016
11/1/2018
2/20/2019
7/1/2021
11/1/2022
6/1/2023